[GRAPHIC OMITTED] Ahold                                           March 29, 2007

                                                                   Press Release
AHOLD PUBLISHES ITS 2006 ANNUAL REPORT

Amsterdam, the Netherlands, March 29, 2007 - Ahold today published its 2006 Annual Report, in an easier-to-navigate format on its public website at www.ahold.com. The Annual Report has been published in the English language only while a summary is available in Dutch. Both reports can be downloaded from the Ahold website and hard copies are available from Ahold Investor Relations.

Ahold intends to file its Annual Report on Form 20-F with the United States Securities and Exchange Commission during the course of the U.S. business day today.

Ahold Press Office: +31 (0)20 509 5343

FORWARD-LOOKING STATEMENTS NOTICE
Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements regarding the expected timing for the filing of the Annual Report 2006 on Form 20-F. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to, unexpected delays in filing the Annual Report 2006 on Form 20-F, and other factors some of which are discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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